787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 27, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Healthcare & WellnessRx Trust (333-217151; 811-22021) (Securities Act File No. 333-217151, Investment Company Act File No. 811-22021)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Healthcare & WellnessRx Trust (the “Fund”), please find responses to written comments provided by Edward Rubenstein of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on May 5, 2017, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund and the Fund’s Annual Report on Form N-CSR for the fiscal year ended December 31, 2016 (“Annual Report”).

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment. The Fund anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement, pending any additional comments from the Staff.

REGISTRATION STATEMENT

General

(1)    Comment:     Where a comment is made on disclosure in one location, it is applicable to all similar disclosures in the registration statement.

Response:      The Fund has addressed the Staff’s comments in all disclosures to which the comments apply.

(2)    Comment:     Except as noted, the captions used below correspond to the captions used in the registration statement.

Response:      The Fund acknowledges that except as noted, the captions used in the Staff’s comments correspond to the captions used in the Registration Statement.

NEW YORK          WASHINGTON         HOUSTON         PARIS         LONDON         FRANKFURT         BRUSSELS         MILAN         ROME

in alliance with Dickson Minto W.S., London and Edinburgh

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(3)    Comment:     Your response should refer to the page number for the disclosure in question.

Response:      The Fund has provided page numbers for the relevant disclosure in each response, as applicable.

(4)    Comment:     Please confirm that the rule 481(e) statement required by N-2 Item 2.3 will be included on the outside back cover page of the Prospectus.

Response:      Rule 481(e) requires a registered investment company to provide, on the outside back cover of its prospectus, certain disclosure regarding dealer prospectus delivery obligations (the “Delivery Disclosure”). The rule also states that the Delivery Disclosure need not be included if dealers are not required to deliver a prospectus under Rule 174 under the Securities Act of 1933, as amended (the “Securities Act”), or Section 24(d) of the Investment Company Act of 1940, as amended (the “1940 Act”). Under Rule 174(b), no prospectus need be delivered if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Since the Fund was subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act immediately prior to the filing of the Registration Statement, we do not believe the Delivery Disclosure is required to be included in the Fund’s Prospectus.

(5)    Comment:      We note that portions of the filing are incomplete. We may have additional comments when you complete the filing in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendments. Information in the pre-effective amendment should reflect updated information as required by Form N-2.

Response:      The Fund acknowledges that the Staff may have additional comments to a pre-effective amendment to the Registration Statement.

(6)    Comment:      It is our understanding that the Fund obtained a no-action letter dated April 14, 2014 with respect to the use of rule 486(b) to update its registration statements. See The Gabelli Convertible & Income Securities Fund Inc., et al. (pub. avail. April 18, 2014). Please confirm that if the Fund updates its registration statement pursuant to rule 486(b), the Fund will not take down rights offered in this registration statement through rule 497 supplements.

Response:      The above-cited no-action letter permits the Fund to update its registration statement pursuant to Rule 486(b) under the Securities Act, provided that the Fund will file a post-effective amendment to its registration statement under Section 8(c) of the Securities Act that is reviewed by the Staff prior to any offering of its common shares at a price below net asset value. As such, the Fund confirms that the Fund will file a post-effective amendment to the Registration Statement under Section 8(c) if it takes down rights offered in the Registration Statement to purchase common shares at a price below net asset value. The Fund also represented that in relying on the no-action relief to sell common shares it would sell newly issued shares at a price no lower than the sum of the Fund’s net asset value plus the per share commission or underwriting discount. The Fund

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confirms it will comply with this representation if it takes down rights offered in this registration statement through 497 supplements.

(7)      Comment:      Please advise us if you have submitted or expect to submit an exemptive application or an additional no-action request in connection with your registration statement.

  Response:    The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

(8)      Comment:      Please confirm in your response letter that FINRA will review the proposed underwriting terms and arrangements of the offerings to be made pursuant to each Prospectus Supplement. In addition, please indicate supplementally whether the Fund expects to issue securities registered pursuant to this registration statement within twelve months of its effective date. If so, please supplementally identify the types of securities that you intend to issue.

  Response:      FINRA has not reviewed, and is not expected to review, the proposed underwriting terms and arrangements of the transactions described in the Registration Statement. The Fund relies on the exemption in FINRA Rule 5110(b)(7)(A), which does not require an issuer to file with FINRA the registration statement and underwriting agreement, among other documents, relating to an offering of the issuer’s securities if the issuer has unsecured, non-convertible, investment-grade preferred shares outstanding. Depending on market conditions and other considerations, the Fund currently anticipates that it will issue additional preferred shares within twelve months of the effective date of the Registration Statement. The Fund reserves the option to offer other securities within twelve months of the effective date of the Registration Statement, subject to market conditions.

Prospectus

Cover Page

(9)	In the second paragraph, under Investment Objective:

a.	Comment: In the sentence that reads “[u]nder normal market conditions, the Fund will invest at least 80% of its assets (plus borrowings made for investment purposes) . . . ,” consistent with 1940 Act rule 35d-1(a)(2) and (d), change “assets” to “net assets.”

  Response:    The Amendment will reflect the requested change.

b.	Comment: The Fund defines the “healthcare and wellness industries” as companies “primarily engaged in providing products, services and/or equipment related to healthcare, medical, or lifestyle needs (i.e., food, beverage, nutrition and weight management).” “Food” and “beverage,” however, without qualification, could include food and beverage not related to healthcare or wellness. Please revise the disclosure to limit this to food and beverage companies that relate only to healthcare or wellness. In addition, please advise the staff supplementally if the Fund invests in food and beverage companies that are not related to healthcare or wellness.

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Response:      In its release adopting Rule 35d-1, the Commission stated: “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. See Investment Company Names, SEC. Rel. No. IC-24828 (Jan. 17, 2001). The Fund’s initial registrant statement filed on February 28, 2007 did not include any references to “food” or “beverage” in the Fund’s investment objectives or strategies, including its 80% policy. In comments provided on March 26, 2007 to this Fund’s initial registration statement, the Staff asked the Fund to clarify what is meant by “lifestyle needs” contained in the disclosure defining healthcare and wellness companies. As a result of the Staff’s comment, the Fund clarified this disclosure in an amendment to its initial registration statement by adding the parenthetical indicating that lifestyle needs are those related to food, beverage, nutrition and weight management. See Fund’s correspondence with the Staff dated April 13, 2007. Following the addition of this disclosure, the Commission declared the Fund’s initial registration statement effective on April 19, 2007. As a result, since its inception the Fund has defined the universe of companies in the healthcare and wellness industries in which it invests as those companies which are primarily engaged in providing products, services and/or equipment related to healthcare, medical, or lifestyle needs (i.e., food, beverage, nutrition and weight management). Consistent with this policy, the Fund invests in food and beverage companies.

(10)       Comment:     In the third paragraph under Investment Objective, the second sentence provides that “shares may be offered at prices and on terms to be set forth in one or more supplements to the Prospectus.” Please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

Response:      The Fund acknowledges that it will be required to file an unqualified legality opinion and related consent of counsel in a post-effective amendment to the Registration Statement with each takedown from the Registration Statement.

(11)      Comment:     The Fund currently leverages its capital structure through outstanding issuances of preferred shares, and intends to continue to do so through the issuance of additional shares of preferred securities and notes. At the bolded sentence that reads “[i]nvesting in the Fund’s securities involves risk…,” please provide a cross reference to the Prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

     Response:     The Fund will revise the bolded text on the cover page as follows:

Investing in the Fund’s shares involves risks. See “Risk Factors and Special Considerations” on page 28 for factors that should be considered before investing in shares of the Fund, including “Leverage Risk” on page 37.

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Prospectus Summary (pp. 1–11)

(12)       Comment:      The Fund’s primary investment strategy includes investing in equity securities (such as common stock and preferred stock) and income producing securities (such as fixed income debt securities and securities convertible into common stock). Please describe briefly here, and in greater detail in the “Investment Objective and Policies” and “Risk Factors and Special Considerations” sections of the Prospectus, the Fund’s investment in fixed income securities and related risks. Such disclosure should include a description of the types of fixed income debt securities in which the Fund principally invests.

Response:       In light of the Staff’s comment, the Fund will move the following disclosure from the “Risk Factors and Special Considerations” section of the Prospectus to the “Investment Objective and Policies” section of the Prospectus:

The Fund may invest up to 10% of its total assets in fixed-income securities rated below investment grade by recognized statistical rating agencies or unrated securities of comparable quality. These securities, which may be preferred stock or debt, are predominantly speculative and involve major risk exposure to adverse conditions. Debt securities that are not rated or that are rated lower than “BBB” by S&P or lower than “Baa” by Moody’s are referred to in the financial press as “junk bonds.”

The Fund will add the disclosure in the “Investment Objective and Policies” section of the Prospectus to reflect that it may invest in U.S. Treasuries as follows:

The remaining 20% of the Fund’s assets may be invested in other securities, including stocks, debt obligations and money market instruments such as U.S. Treasury securities . . . .

The Fund will revise the risk factor for “Temporary Investments” in the “Risk Factors and Special Considerations” section of the Prospectus to explicitly refer to investments in U.S. Treasury securities as follows:

Temporary Investments. During temporary defensive periods and during inopportune periods to be fully invested, the Fund may invest in U.S. government securities, including U.S. Treasury securities, and in money market mutual funds that invest in those securities. Obligations of certain agencies and instrumentalities of the U.S. government, such as the Government National Mortgage Association, are supported by the “full faith and credit” of the U.S. government; others, such as those of the Export-Import Bank of the United States, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; and still others, such as those of the Student Loan Marketing Association, are

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supported only by the credit of the instrumentality. No assurance can be given that the U.S. government would provide financial support to U.S. government-sponsored instrumentalities if it is not obligated to do so by law.

(13)      Comment:      The Offering section of the “Prospectus Summary” (p. 1) provides details about the offering of common shares, fixed-rate preferred shares, and rights to purchase common or preferred shares. Please also include disclosure about the Notes. Make the same revision at paragraph 4 of the Cover Page.

     Response:      The requested change will be made by adding the following sentence to the cover page and page 1 of the Amendment:

The Prospectus Supplement relating to any offering of notes will set forth the aggregate principal amount of the notes and information about the interest rate, frequency of payment, prepayment protections and other matters.

(14)     Comment:      The Offering section of the “Prospectus Summary” (p. 1) also states that the Fund may offer fixed rate preferred shares, but does not mention offering variable rate preferred shares. At p. 49, however, and in the Prospectus Supplement relating to the preferred shares issuances, the Fund refers to “Variable Rate Preferred Shares” (which have not been mentioned or defined before p. 49). If the Fund intends to offer, or may offer, “Variable Rate Preferred Shares,” please add appropriate disclosure here and elsewhere that the Fund discusses fixed rate preferred shares. If the Fund does not intend to offer “Variable Rate Preferred Shares”, please delete the references to “Variable Rate Preferred Shares” at p. 49 and in the Prospectus Supplement.

     Response:      The Fund will delete the reference to “Variable Rate Preferred Shares” and make clarifying changes on page 49 of the Prospectus as set out below:

. . . the Fund fails to maintain the asset coverage requirements specified under the 1940 Act on a quarterly valuation date and such failure is not cured on or before 60 days~~, in the case of the Fixed Rate Preferred Shares, or 10 business days, in the case of the Variable Rate Preferred Shares,~~ following such failure; or . . . .

The Fund notes that there are no other references to “Variable Rate Preferred Shares” in the Registration Statement.

(15)     In the second paragraph of the Investment Objective and Policies section of the “Prospectus Summary” (p. 2):

a. Comment:	Please repeat the Fund’s 80% investment policy.

     Response:      The Fund’s 80% investment policy is stated in the immediately preceding paragraph of this section (i.e., the first paragraph). Accordingly, the Fund declines to repeat the

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Fund’s 80% investment policy in the second paragraph of this section in order to avoid duplicative disclosure.

b. Comment:	Please indicate if derivatives are included in the 80% test.

   Response:     The Fund will revise its 80% test to include derivatives as follows:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities (such as common stock and preferred stock) and income producing securities (such as fixed income debt securities and securities convertible into common stock) of domestic and foreign companies in the healthcare and wellness industries and derivatives that have similar economic characteristics to such securities.

c. Comment:	If derivatives are included in the 80% test, please confirm and disclose that for purposes of the 80% test the Fund values derivatives at market value.

   Response:      The Fund confirms that derivatives are valued at market value for purposes of the Fund’s 80% test and will include the following sentence in each discussion of the Fund’s 80% investment policy: “The Fund values derivatives at market value for purposes of the above 80% policy.”

(16)     Comment:      In the Dividends and Distributions section of the “Prospectus Summary,” under the Preferred Share Distributions sub-section (p. 3), include language similar to the bolded language under Common Share Distributions.

   Response:       In light of the Staff’s comments in Comments 16, 17.b and 17.c, the Preferred Share Distributions and Common Share Distributions sub-sections of the Dividends and Distributions section on page 3 of the “Prospectus Summary” will be revised in the Amendment as set forth in Appendix A.

(17)     In the Common Share Distributions sub-section of the “Prospectus Summary” (p. 3):

a.	Comment: The first paragraph contains the sentence “[a]s of June 2015, the Fund pays to its common shareholders a distribution of $0.13 per share each quarter . . . ..” Please update this information.

   Response:      The Fund has paid its common shareholders a distribution of $0.13 per share each quarter since June 2015. To clarify this statement, the Fund will revise this sentence to read as follows: “Since June 2015, the Fund has paid to its common shareholders a distribution of $0.13 per share each quarter . . . .”

b.	Comment: In the first or second paragraph, please disclose that a return of capital reduces the net asset value of the Fund’s common shares which could negatively impact the sale price upon sale of the shares.

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Response:    In light of the Staff’s comments in Comments 16, 17.b and 17.c, the Preferred Share Distributions and Common Share Distributions sub-sections of the Dividends and Distributions section on page 3 of the “Prospectus Summary” will be revised in the Amendment as set forth in Appendix A.

c.	Comment: Please include disclosure, similar to that in paragraph two of the Preferred Share Distributions sub-section, regarding excess distributions generally being treated as a tax free return of capital (to the extent of the shareholder’s basis in the shares), and the impact of that (i.e., the amount treated as a tax free return of capital reducing a shareholder’s adjusted tax basis in its shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of the shares).

Response:    In light of the Staff’s comments in Comments 16, 17.b and 17.c, the Preferred Share Distributions and Common Share Distributions sub-sections of the Dividends and Distributions section on page 3 of the “Prospectus Summary” will be revised in the Amendment as set forth in Appendix A.

(18)  Comment:    In the Risk Factors and Special Considerations section of the “Prospectus Summary” (pp. 4-11), please add a section disclosing briefly, and in more detail in the “Risk Factors and Special Considerations” section that begins on p. 28, the risks associated with investment in fixed income securities. Please address interest rate risk, liquidity risk, and duration risk associated with fixed income securities in light of current market conditions. See Fund Disclosure Reflecting Risks Related to Current market Conditions, Investment Management Guidance Update 2016-02 (Mar. 2016).

   Response:    The Fund will add the following risk factor for “Fixed Income Securities Risks” to address interest rate risk and other risks associated with investments in fixed income securities:

Fixed Income Securities Risks. Fixed income securities in which the Fund may invest are generally subject to the following risks:

●

Interest Rate Risk. The market value of bonds and other fixed-income or dividend paying securities changes in response to interest rate changes and other factors. Interest rate risk is the risk that prices of bonds and other income or dividend paying securities will increase as interest rates fall and decrease as interest rates rise. The Fund may be subject to a greater risk of rising interest rates due to the current period of historically low interest rates and the Federal Reserve’s indication that it may raise the federal funds rate in the near future.

●

Issuer Risk. Issuer risk is the risk that the value of an income or dividend paying security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage, reduced demand for the issuer’s goods and services, historical and prospective earnings of the issuer, and the value of the assets of the issuer.

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●

Credit Risk. Credit risk is the risk that one or more income or dividend paying securities in the Fund’s portfolio will decline in price or fail to pay interest/distributions or principal when due because the issuer of the security experiences a decline in its financial status. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates.

●

Prepayment Risk. Prepayment risk is the risk that during periods of declining interest rates, borrowers may exercise their option to prepay principal earlier than scheduled. For income or dividend paying securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders.

●

Reinvestment Risk. Reinvestment risk is the risk that income from the Fund’s portfolio will decline if the Fund invests the proceeds from matured, traded or called fixed income securities at market interest rates that are below the Fund portfolio’s current earnings rate.

●

Duration and Maturity Risk. The Fund may incur costs in seeking to adjust the portfolio average duration or maturity. In comparison to maturity (which is the date on which the issuer of a debt instrument is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result in changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Specifically, duration measures the anticipated percentage change in NAV that is expected for every percentage point change in interest rates. The two have an inverse relationship. Duration can be a useful tool to estimate anticipated price changes to a fixed pool of income securities associated with changes in interest rates. Duration differs from maturity in that it takes into account a security’s yield, coupon payments and its principal payments in addition to the amount of time until the security matures. As the value of a security changes over time, so will its duration. There can be no assurance that the Investment Adviser’s assessment of current and projected market conditions will be correct or that any strategy to adjust duration or maturity will be successful at any given time.

●	Liquidity Risk. Certain fixed income securities in which the Fund invests may be or become illiquid. See “Risk Factors and Special Considerations – Restricted and Illiquid Securities.”

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(19)     In the Risk Factors and Special Considerations section of the “Prospectus Summary,” in the Industry Concentration Risk sub-section (p. 5):

a.	Comment: Please disclose whether the Fund is concentrated in the healthcare and wellness industries.

Response:    The Fund has revised the beginning of the Industry Concentration Risk sub-section on page as follows:

Industry Concentration Risk. The Fund is concentrated in the healthcare and wellness industries. As a result of investing a significant portion of its assets in companies in the healthcare and wellness industries, the value of the Fund’s shares will be more susceptible to factors affecting those particular types of companies, which may include, among others, governmental regulation, changes in government subsidy and reimbursement levels, the governmental approval process, rapid obsolescence of products and services and patent expirations. . . .

b.	Comment: Please explain in plain English what you mean by “global demographic changes” (note that this comes up elsewhere).

Response:    The references to “global demographic changes” will be deleted.

(20)  Comment:    In the Special Risks of Derivative Transactions sub-section of the Risk Factors and Special Considerations section of the “Prospectus Summary” (p. 6), the third sentence provides that “[p]articipation in the options, futures or swaps market and in currency exchange transactions involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies.” Confirm that the Fund will or may participate in these markets/transactions and remove any markets and transactions in which the Fund will not participate. Please also confirm that you have disclosed the risks associated with each such market or transaction.

Response:    The Fund confirms that it may participate in these markets/transactions and that it has disclosed the risks associated with its investments, if any, in each such market or transaction.

(21)    In the Leverage Risk sub-section of the Risk Factors and Special Considerations section of the “Prospectus Summary” (p. 7):

a.	Comment: The first sentence refers to the Fund’s use of “financial leverage for investment purposes by issuing preferred shares.” Please explain supplementally why this is limited to leverage through the issuance of preferred shares. Given that the Fund engages in borrowing and derivatives, the Fund’s leverage would not seem to be so limited.

Response:    The Fund’s disclosure is stated in this manner because it currently (and historically) has issued preferred shares to obtain financial leverage for investment purposes. The Fund does not have a credit facility. While the Fund may issue notes off of this registration statement, to date it has never issued notes and therefore it has not used notes for financial leverage for

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investment purposes. The Fund may engage in various portfolio investment strategies by investing in derivative financial instruments for the purposes of increasing the income of the Fund, hedging against changes in the value of its portfolio securities and in the value of securities it intends to purchase, or hedging against a specific transaction with respect to either the currency in which the transaction is denominated or another currency. While the Fund may invest in derivatives for these purposes, its use of derivatives has historically been limited.

b.	Comment: The first and second sentences refer to “financial leverage” and “leverage,” respectively. In plain English, please disclose what these terms mean.

Response:      The Fund will revise the first and second sentences of the Leverage Risk sub-section as follows:

The Fund currently uses, and intends to continue to use, financial leverage for investment purposes by issuing preferred shares. “Financial leverage” for these purposes means the ratio by which the aggregate amount of senior securities representing indebtedness of the Fund plus the aggregate involuntary liquidation preference of the Fund’s preferred shares bears to the Fund’s total assets. As of December 31, 2016, the amount of financial leverage represented approximately 24% of the Fund’s total assets.

c.	Comment: The second sentence provides that as of December 31, 2016, the amount of leverage represented approximately 24% of the Fund’s total assets. Supplementally, please explain whether the “leverage” referred to in this sentence is derived solely from the issuance of preferred shares as the first sentence might suggest, and how the 24% number was calculated.

Response:      The “leverage” referred to in this sentence is derived solely from the issuance of preferred shares. See the Fund’s response to Comment 21.a. As indicated above in the Fund’s response to Comment 21.b, the Fund will revise the reference to “leverage” in this sentence to refer to “financial leverage” and will define this term in the Prospectus. As of December 31, 2016, the Fund’s total assets were $283,948,677, of which $67,036,075, or approximately 24%, represented financial leverage derived solely from the issuance of preferred shares.

d.	Comment: The fourth sentence states that “[t]hese [special risks] include the possibility of greater loss and the likelihood of higher volatility of the NAV of the Fund and the asset coverage for preferred shares.” Please explain supplementally what the reference to “asset coverage for preferred shares” refers to, and please clarify this sentence.

Response:      The reference to “asset coverage for preferred shares” in this sentence has been deleted.

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(22)    Comment:      In the Special Risks to Holders of Fixed Rate Preferred Shares sub-section of the Risk Factors and Special Considerations section of the “Prospectus Summary” (p. 7), please add risk disclosure associated with the existing issuances of preferred securities.

Response:      The Fund will insert the following sentence at the end of this risk factor: “Fixed Rate Preferred Shares may trade at a premium to or discount from liquidation value for various reasons, including changes in interest rates.” The Fund will also add the following risk factor to the Prospectus Summary:

Special Risks of Preferred Shares to Holders of Common Shares. The issuance of preferred shares causes the NAV and market value of the common shares to become more volatile. If the dividend rate on the preferred shares approaches the net rate of return on the Fund’s investment portfolio, the benefit of leverage to the holders of the common shares would be reduced. If the dividend rate on the preferred shares plus the management fee annual rate of 1.00% (as applicable) exceeds the net rate of return on the Fund’s portfolio, the leverage will result in a lower rate of return to the holders of common shares than if the Fund had not issued preferred shares. Any decline in the NAV of the Fund’s investments would be borne entirely by the holders of common shares. In addition, the Fund would pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including the advisory fees on the incremental assets attributable to such shares. See “Risk Factors and Special Considerations — Leverage Risk — Preferred Share Risk”.

(23)    Comment:      In the Market Disruption and Geopolitical Risk sub-section of the Risk Factors and Special Considerations section of the “Prospectus Summary” (p. 9), please ensure that the disclosure is accurate in light of current conditions. For example, is “the ongoing epidemic of the Ebola virus disease in West Africa” still a principal risk?

Response:      The Market Disruption and Geopolitical Risk sub-section will be revised as follows in the Amendment:

Market Disruption and Geopolitical Risk. The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, ~~Egypt~~, Libya, Syria and other countries in the Middle East and North Africa, ~~the ongoing epidemic of the Ebola virus disease in West Africa,~~ terrorist attacks in the U.S., Europe and elsewhere around the world, social and political discord and uncertainty, debt crises (such as the recent Greek crisis), sovereign debt downgrades, or the exit or potential exit of one or more countries from the EMU or the European Union (such as the United Kingdom), among others, may result in market volatility, may have long term effects on the

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U.S. and worldwide financial markets, and may cause further economic uncertainties in the U.S. and worldwide. . . .

(24)     In the Management and Fees section of the “Prospectus Summary” (p. 10):

a.	Comment: If the Fund engages in leverage other than through the issuance of preferred stock, please revise the parenthetical in the sentence that reads “[t]he fee paid by the Fund may be higher when leverage (i.e., in the form of preferred shares) . . . .” to disclose all the types of leverage implicated.

Response:      The relevant sentence will be revised as follows in the Amendment:

The fee paid by the Fund may be higher when financial leverage (i.e., leverage in the form of preferred shares or notes) is utilized, giving the Investment Adviser an incentive to utilize such leverage.

b.	Comment: Please disclose that Gabelli Funds, LLC, the Fund’s investment adviser: (i) may have a conflict of interest in determining whether to use or increase the Fund’s use of leverage; (ii) will base its decision regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund; and (iii) will seek to manage that potential conflict by periodically reviewing the Fund’s performance and use of leverage with the Board.

Response:      The requested change will be reflected in the Amendment.

Summary of Fund Expenses (pp. 11–12)

(25)    Comment:      Please include a statement in the text before the Fee Table (p.11) that all expenses of the Fund will be borne, directly or indirectly, by the common shareholders.

Response:      The Fund will revise the paragraph before the Fee Table on page 11 as follows:

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common shares as a percentage of net assets attributable to common shares. All expenses of the Fund will be borne, directly or indirectly, by the common shareholders. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including the offering expenses of preferred shares and notes.

(26)    Comment:      Please explain supplementally the basis for combining the sales loads for common and preferred in one line item under Shareholder Transaction Expenses of the Fee Table (p. 11).

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Response:      The Fund includes the sales loads for common and preferred shares in one line item because Form N-2 does not break out these sales loads into separate line items.

(27)    Comment:      Please revise the Fee Table (p. 11) to reflect the expenses associated with the Fund’s issuance of notes and rights, including offering expenses, during the twelve months after the effective date of this registration statement.

Response:      The Fund does not anticipate making a notes offering during the twelve months following the effective date of the Registration Statement and therefore the fee table has not been updated to reflect the expenses associated with an issuance of notes. Any rights offering would involve the issuance of either common and/or preferred shares and these expenses are reflected in the fee table.

(28)    Comment:      Footnote (2) of the Fee Table (p. 11) discloses fees associated with purchase and sale transactions under the Fund’s Voluntary Cash Purchase Plan. Please include these fees as a separate line item in the Fee Table rather than solely in a footnote.

Response:      These fees are not charged to all shareholders, but rather only to shareholders that participate in the Plan and that elect to make additional cash purchases under the Plan. Since these fees do not apply at the Fund level they were omitted from the Fee Table.

(29)    Comment:      Revise the last sentence of footnote (4) to affirmatively state that the Fund has preferred shares outstanding.

Response:      The last sentence of footnote (4) has been revised as follows:

Consequently, ~~if~~ because the Fund has preferred shares outstanding, the investment management fees and other expenses expressed as a percentage of net assets attributable to common shares will be higher than if the Fund ~~does~~ did not utilize a leveraged capital structure.

(30)    Comment:      In the Expense Examples (p. 12), please provide supplementally the Fund’s calculations for the numbers in both expense examples.

Response:      Please see Appendix B setting out the calculations for the numbers in the expense examples.

Use of Proceeds (p. 19)

(31)    Comment:      The last sentence of this section states that “[t]he Investment Adviser may also use the proceeds to call existing series of preferred shares.” If it is the Fund’s intention to redeem existing series of preferred shares, please make that clear and include the amount that will be used for this purpose. (This comment also applies to the disclosure in the Preferred Prospectus Supplement (P) at Use of Proceeds (p. P-5).)

Securities and Exchange Commission

July 27, 2017

Response:      The Fund will revise the following sentence in the Use of Proceeds sub-section in the Prospectus Summary and the Use of Proceeds section of the Prospectus as follows:

The ~~Investment Adviser~~ Fund may also use the proceeds to call existing series of preferred shares. See “Use of Proceeds” in the Prospectus Supplement for a discussion of whether the Fund expects to use the proceeds from the offering to call existing series of preferred shares.

The Fund will revise the Use of Proceeds section in the Prospectus Supplements for preferred shares and subscription rights for preferred shares as set out below to clarify that the Fund will indicate in the applicable Prospectus Supplement whether it intends to use the proceeds of the offering to redeem existing preferred shares:

[The Fund expects to use the proceeds of the offering of the Series [•] Preferred Shares to redeem the outstanding Series [•] Preferred Shares. Amounts in excess of the redemption amount for all outstanding Series [•] Preferred Shares may be used to call other existing series of preferred shares of the Fund or for investment purposes consistent with the investment objectives of the Fund.] OR [The Fund does not expect to use the proceeds of the offering to redeem existing series of preferred shares.]

Investment Objective and Policies (pp. 19–28)

(32)    Comment:      Please add disclosure about the Fund’s investment in fixed-income securities, including:

●	the expected average duration and maturity of such investments;

●	an explanation of duration and sensitivity to interest rates, including an example (e.g., if a portfolio has a duration of three years, and interest rates increase by 1%, the portfolio would decline in value by approximately 3%);

●	an explanation of the difference between maturity and duration.

Response:      The Fund will add the following disclosure regarding its investment in fixed-income securities:

The Fund will invest primarily in equity securities of companies in the healthcare and wellness industries. However, the Fund may also invest in ~~preferred stocks and~~ debt securities of any quality ~~and~~, any maturity and any duration of such companies when it appears that the Fund will be better able to achieve its investment objective through investments in such securities or when the Fund is temporarily in a defensive position. The average duration and average maturity of the Fund’s investments in debt securities will vary from time to time depending on the views of the Investment Adviser. Duration is a

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July 27, 2017

mathematical calculation of the average life of a bond that serves as a measure of its price risk. Each year of duration represents an expected 1% change in the value of a debt security for every 1% immediate change in interest rates. For example, if a debt security has an average duration of ten years, its value would be expected to fall about 10% when interest rates rise by one percentage point, assuming all other factors remain equal. Conversely, the value would be expected to rise about 10% when interest rates fall by one percentage point, assuming all other factors remain equal. Duration, which measures price sensitivity to interest rate changes, is not necessarily equal to maturity, which measures the expected repayment date of a debt security. . . .

Because investments in fixed-income securities are not a primary strategy of the Fund, the Fund respectfully declines to provide the expected average duration or maturity of such investments and instead will state that the these features of the Fund’s fixed-income investments will vary from time to time, as indicated above.

(33)    Comment:      In the Options sub-section under “Investment Objective and Policies” (p. 21), in the first sentence of the first paragraph, after “subject to the guidelines of the Board,” please add “and SEC or staff guidance and any other applicable regulatory authority,” or words to that effect.

Response:      The Amendment will reflect the requested change.

(34)    Comment:      In the Futures Contracts and Options on Futures sub-section under “Investment Objective and Policies” (pp. 22–23), the first sentence of the fourth paragraph states that “[i]n the event the Fund sells a put option or enters into long futures contracts . . . an amount of cash, U.S. government securities or other liquid securities equal to the market value of the contract must be deposited and maintained in a segregated account . . . .” (emphasis added.) In the Dreyfus Strategic Investing & Dreyfus Strategic Income no–action letter (pub. avail. June 22, 1987), the staff indicated that “a fund . . . that sells a put option, must establish a segregated account (not with a futures commission merchant or broker) containing [cash or other liquid assets] . . . equal to the . . . the strike price of the put option (less any margin on deposit).” (emphasis added.) The staff also indicated that “a fund with a long position in a futures or forward contract . . . must establish a segregated account (not with a futures commission merchant or broker) containing [cash or other liquid assets] … equal to the purchase price of the contract . . . .” (It is the staff’s position that “the purchase price of the contract” in the previous sentence would be the purchase price contained in the contract that the fund will pay.) Please change “. . . equal to the market value of the contract . . ..” to the appropriate Dreyfus amounts noted above, or provide the staff with support and explanation for segregating the market value of the contract. Please also indicate to the staff the amounts that the Fund is actually segregating to cover written puts and long futures (e.g., market value of the deliverable, purchase price of the contract, etc.).

Response:      The Fund does not currently have any written put options outstanding. If the Fund were to sell (i.e., write) a put option, it would segregate or “earmark” liquid assets equal to the full notional value of the underlying security due in sold put options (less any margin on deposit). The

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July 27, 2017

Fund also reserves the right to instead cover its obligation by either purchasing a put option on the same reference asset with a strike price that equals or is higher than the strike price of the put option sold or selling short the instruments or currency underlying the put option at the same or higher price than the strike price of the put option. When the Fund enters into long futures contracts, the Fund segregates or “earmarks” liquid assets in an amount equal to the full notional value of the contract (less any margin on deposit).

To reflect the foregoing, the Fund will replace the first sentence of the fourth paragraph with the following disclosure:

In the event the Fund sells a put option, the Fund will segregate or “earmark” cash, U.S. government securities or other liquid assets equal to the full notional value of the underlying security due in sold put options (less any margin on deposit). The Fund also reserves the right to instead cover its obligation by either purchasing a put option on the same reference asset with a strike price that equals or is higher than the strike price of the put option sold or selling short the instruments or currency underlying the put option at the same or higher price than the strike price of the put option. In the event the Fund enters into long futures contracts, the Fund will segregate or “earmark” cash, U.S. government securities or other liquid assets in an amount equal to the full notional value of the contract (less any margin on deposit).

(35)    Comment:      In the Interest Rate Futures Contracts and Options Thereon sub-section under “Investment Objective and Policies” (p. 24), the last sentence of the second paragraph states that “[t]o the extent the Fund enters into futures contracts for this purpose, it will maintain, in a segregated asset account with the Fund’s Custodian, assets sufficient to cover the obligations of the Fund with respect to such futures contracts, which will consist of cash or other liquid securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contracts and the aggregate value of the initial margin deposited by the Fund with its Custodian with respect to such futures contracts.” While this cover method was approved by the staff for long interest rate futures contracts in the SteinRoe Bond Fund no-action letter (pub. avail. Jan. 18, 1984), if the Fund has a short position, it needs to segregate a different amount, i.e., an amount that, when added to the amounts deposited with an FCM or broker as margin, equals the market value of the instruments or currency underlying the futures contract. Please revise the disclosure accordingly, and confirm that the Fund is complying with these staff cover positions.

Response:      As indicated in the first sentence of this paragraph, the referenced disclosure relates to any purchases of interest rate futures contracts by the Fund (i.e., long positions). The Fund does not sell interest rate futures contracts (i.e., short positions). The Fund takes no position on the Staff’s statement regarding the SteinRoe Bond Fund no-action letter and submits that its current disclosure regarding purchases of interest rate futures contracts is consistent with the SteinRoe Bond Fund no-action letter.

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July 27, 2017

Risk Factors and Special Considerations (pp. 28–39)

(36)    Comment:      Please make sure that the risks identified in this section are mentioned in the Prospectus Summary and in the Prospectus Supplements, and that the risks identified in the Prospectus Supplements are included here.

Response:      The Fund confirms that the risks described under “Risk Factors and Special Considerations” are reflected in the Prospectus Summary of the Base Prospectus. Each form of Prospectus Supplement identifies the risks specific to the offering described therein and refers investors to the “Risk Factors and Special Considerations” section of the Prospectus for additional risks related to an investment in the Fund. When the Fund commences an offering, the applicable Prospectus Supplement will precede the Base Prospectus in the definitive Prospectus that is delivered in connection with the offering, so that investors will receive the risk disclosures in both the applicable Prospectus Supplement and the Base Prospectus. Unlike the summary prospectus that is used by an open-end investment company in lieu of the statutory prospectus, a Prospectus Supplement with the terms of the takedown offering and the Base Prospectus form the entire definitive Prospectus that is delivered (i.e., the Prospectus Supplement is not delivered in lieu of the Base Prospectus). Accordingly, the Fund respectfully declines to repeat the risk factors described in the Prospectus Supplements in the Base Prospectus and to repeat the risk factors described in the Base Prospectus in the Prospectus Supplements since the Prospectus Supplement and the Base Prospectus will form one definitive Prospectus at the time of a takedown offering.

(37)    Comment:      In the Lower Grade Securities section under “Risk Factors and Special Considerations” (p. 29), please disclose whether the Fund invests in distressed securities (e.g., where the issuer is experiencing financial difficulties or distress at the time of acquisition), and, if so, the related investment risks.

Response:      The Fund generally does not invest in distressed securities.

Management of the Fund (pp. 40–41)

(38)    Comment:      In the last paragraph of the Investment Advisory Agreement section under “Management of the Fund” (p. 41), please update the reference to the Fund’s semiannual report for the six months ended June 30, 2016 to the Fund’s December 31, 2016 annual report.

Response:      Due to the timing of the annual approval of the Fund’s investment advisory agreement by the Fund’s Board of Trustees (the “Board”), the discussion of the basis for such approval is included each year in the Fund’s semiannual report to shareholders, not the annual report. The basis for the Board’s approval of the Fund’s investment advisory agreement in 2016 was included in the semiannual report to shareholders for the six months ended June 30, 2016. The basis for such approval in 2017 will be included in the semiannual report shareholders for the six months ended June 30, 2017. Therefore, the Fund respectfully declines to make the requested change.

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July 27, 2017

Description of the Securities (pp. 44–54)

(39)    Comment:      Please disclose if the notes and preferred shares are to be issued with a specified rating by a nationally recognized statistical rating organization.

Response:      Disclosure will be added providing that new issuances of notes or preferred shares “are currently expected to be issued with a specified rating by a nationally recognized statistical rating organization.”

Repurchase of Common Shares (p. 56)

(40)    Comment:      Please revise the disclosure regarding the repurchase of common shares consistent with Guidelines to Form N-2, Guide 2. In particular, please provide the more fulsome disclosure required by Guide 2 regarding the Fund’s use of debt issuances to finance repurchases.

Response:      The Amendment will reflect the revisions to the Repurchase of Common Shares section set forth in Appendix C.

Rights Offerings (p. 56)

(41)    Comment:      Please revise the disclosure in the first sentence to clarify that preferred shareholders will not receive subscription rights to purchase common shares, as stated in the first sentence of the section entitled Exercise of Subscription Rights (p. 52). Please revise anywhere else in the filing where this is not clear.

Response:      In light of the Staff’s comment, the Fund will revise the first sentence of the Rights Offering section of the Prospectus on page 56 as follows:

The Fund may in the future, and at its discretion, choose to make offerings of subscription rights to (i) its common shareholders to purchase its common shares or preferred shares ~~to its common shareholders~~ or (ii) its preferred shareholders to purchase preferred shares ~~its preferred shareholders~~.

The Fund reserves the right to revisit this comment with the Staff in a future registration statement. See Comment and Response No. 13, Response to Staff Comments by the Fund (May 13, 2014); Comment and Response No. 2, Response to Staff Comments by the Fund (May 16, 2014).

Prospectus Supplements

(42)    Comment:      In each Prospectus Supplement for subscription rights to purchase common shares and preferred shares, please include the conditions noted in the “Rights Offering” section (p. 56) of the Prospectus.

Response:      The Fund will add the following sub-section to the Description of the Rights Offering section in the Prospectus Supplement for subscription rights to purchase common shares:

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July 27, 2017

Conditions of the Rights Offering

The rights offering is being made in accordance with the 1940 Act without shareholder approval. The staff of the SEC has interpreted the 1940 Act as not requiring shareholder approval of a transferable rights offering to purchase common shares at a price below the then current NAV so long as certain conditions are met, including: (i) a good faith determination by a fund’s board that such offering would result in a net benefit to existing shareholders; (ii) the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible effect of not offering fractional rights); (iii) management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and (iv) the ratio of a transferable rights offering does not exceed one new share for each three rights held.

The Fund declines to add this disclosure to the Prospectus Supplement for subscription rights to purchase preferred shares because these conditions only apply to transferable rights offerings to purchase common shares. See Ass’n of Publicly Traded Investment Funds, SEC No-Action Letter (Aug. 2, 1985).

Statement of Additional Information

Investment Restrictions

(43)    Comment:      Please add “or group of industries” after “any particular industry” in the first sentence of Investment Restriction 1 (p. 13).

Response:      The Fund may not amend Investment Restriction 1, which a fundamental policy of the Fund, without the affirmative vote of the holders of a majority of the outstanding voting securities of the Fund voting together as a single class and the approval of a majority of preferred shares of the Fund voting as a separate class. Therefore, the Fund respectfully declines to make the requested change.

Part C – Other Information

(44)    Comment:      At Item 25 – Financial Statements and Exhibits (p. C-2), please file an auditor’s consent that is dated less than thirty days prior to the registration statement’s date of effectiveness. See Form N-2, Item 25.2, exhibit (n) and Section 4810.3 of the Division of Corporation Finance’s Financial Reporting Manual.

Response:      The Fund confirms that it will file an auditor’s consent that is dated less than thirty days prior to the registration statement’s date of effectiveness.

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July 27, 2017

Annual Report

(45)    Comment:      The Fund’s Form N-CSR, Item 4(e)(2)(c), discloses 100%. This paragraph describes situations where the pre-approval requirement is waived. One of these situations is that the aggregate amount of all such services provided constitutes no more than 5% of the total amount of revenues paid by the audit client to its accountant during the fiscal year in which the services are provided. By disclosing that 100% of the services were approved by the audit committee pursuant to this provision of Regulation S-X, the Fund does not appear to be in compliance with the provision, as the percentage is in excess of 5%. Please confirm that this disclosure is correct.

Response:      The Fund had interpreted Item 4(e)(2)(c) of Form N-CSR to require disclosure of the percentage of all fees preapproved by the audit committee. In light of the Staff’s comment, the Fund reviewed Item 4(e)(2)(c) and now understands that the Fund is required to disclose the percentage of fees for which pre-approval was waived. The Fund confirms that there were no fees for which pre-approval was waived in each of the last two fiscal years. Accordingly, the correct response to Item 4(e)(2)(C) is 0%.

*          *          *           *

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Agnes Mullady, The Gabelli Healthcare & WellnessRx Trust
Andrea Mango, Esq., The Gabelli Healthcare & WellnessRx Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Securities and Exchange Commission

July 27, 2017

Appendix A

Preferred Share Distributions. In accordance with the Fund’s Declaration of Trust as amended and supplemented (including the statements of preferences thereto) (the “Declaration of Trust”) and as required by the 1940 Act, all preferred shares of the Fund must have the same seniority with respect to distributions. Accordingly, no full distribution will be declared or paid on any series of preferred shares of the Fund for any dividend period, or part thereof, unless full cumulative dividends and distributions due have been declared and made on all outstanding preferred shares of the Fund. Any partial distributions on such preferred shares will be made as nearly pro rata as possible in proportion to the respective amounts of distributions accumulated but unmade on each such series of preferred shares on the relevant dividend payment date.

~~In the event that for any calendar year the total distributions on the Fund’s preferred shares exceed the Fund’s current and accumulated earnings and profits allocable to such shares, the excess distributions will generally be treated as a tax free return of capital (to the extent of the shareholder’s tax basis in the shares). The amount treated as a tax free return of capital will reduce a shareholder’s adjusted tax basis in the preferred shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of the shares. Any amount in excess of a shareholder’s remaining outstanding basis will constitute gain to such shareholder.~~

The distributions to the Fund’s preferred shareholders for the fiscal year ended December 31, 2016, were comprised of short term capital gains and long term capital gains~~.~~, and did not include any return of capital. See “Composition of Distributions.”

Common Share Distributions. In order to allow its common shareholders to realize a predictable, but not assured, level of cash flow and some liquidity periodically on their investment without having to sell shares, the Fund has adopted a managed distribution policy, which may be modified at any time by the Board. ~~As of~~ The Fund has made quarterly distributions with respect to its common shares since June 2012. Under the Fund’s distribution policy, the Fund declares and pays quarterly distributions from net investment income, capital gains, and paid-in capital. The actual source of the distribution is determined after the end of the year. Pursuant to this policy, distributions during the year may be made in excess of required distributions. To the extent such distributions are made from current earnings or accumulated earnings and profits, they are considered ordinary income or long term capital gains. Since June 2015, the Fund ~~pays~~has paid to its common shareholders a distribution of $0.13 per share each quarter and, if necessary, an adjusting distribution in December which includes any additional income and net realized capital gains in excess of the quarterly distributions for that year to satisfy the minimum distribution requirements of the Internal Revenue Code of 1986, as amended (the “Code”). ~~In the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of its stated distribution in a given year, the Fund may return capital as part of such distribution, which may have the effect of decreasing the asset coverage per share with respect to the Fund’s preferred shares. Any return of capital that is a component of a distribution is not sourced from realized or unrealized profits of the Fund and that portion should not be considered by investors as yield or total return on their investment in the Fund. Shareholders should not assume that a distribution from the Fund is comprised exclusively of net profits.~~

For the fiscal year ended December 31, 2016, the Fund made distributions of $0.52 per common share, of which none was deemed a return of capital. See “Composition of Distributions.”

Composition of Distributions. Distributions sourced from paid-in capital should not be considered as dividend yield or the total return from an investment in the Fund’s preferred or common shares. Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. In the event that for any calendar year Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of the total distributions on the Fund’s common shares or preferred shares in such year, as applicable, the excess distributions will generally be treated as a tax free return of capital (to the extent of the shareholder’s tax basis in the shares). The amount treated as a tax free return of capital will reduce the NAV of the Fund’s shares and a shareholder’s adjusted tax basis in the common shares or preferred

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shares, as applicable, which may negatively affect the price a shareholder receives upon the sale of its shares by increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of the shares. Any amount in excess of a shareholder’s remaining outstanding basis will constitute gain to such shareholder. Return of capital as part of a distribution may have the effect of decreasing the asset coverage per share with respect to the Fund’s preferred shares.

~~For the fiscal year ended December 31, 2016, the Fund made distributions of $0.52 per common share, of which none was deemed a return of capital. The Fund has made quarterly distributions with respect to its common shares since June 2012. Under the Fund’s distribution policy, the Fund declares and pays quarterly distributions from net investment income, capital gains, and paid-in capital. The actual source of the distribution is determined after the end of the year. Pursuant to this policy, distributions during the year may be made in excess of required distributions. To the extent such distributions are made from current earnings or accumulated earnings and profits, they are considered ordinary income or long term capital gains. Distributions sourced from paid-in capital should not be considered as dividend yield or the total return from an investment in the Fund. Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. The~~The composition of each distribution is estimated based on the earnings of the Fund as of the record date for each distribution. The actual composition of each of the current year’s distributions will be based on the Fund’s investment activity through December 31, 2017. The actual composition of each distribution may change based on the Fund’s investment activity through the end of the calendar year. The Board monitors and reviews the Fund’s preferred share and common share distribution ~~policy~~policies on a regular basis.

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Appendix B

[See next page]

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July 27, 2017

BASED ON SEC WORKSHOP FORMAT

Prospectus Fee Table - Gross Expense
					WITH PREFERRED INTEREST
Fund Name: GRX

Filing: N-2 Shelf Registration Statement 2015 ($200 million)

Assumptions:			1	>2
	(1) Initial Investment		1,000.00	1,000.00
	(2) Maximum Current Offering Sales		1.8581%	0.00%
	(3) Assumed Growth Rate - Grass		5.00%	5.00%
	(4) Actual Fund Expense Ratio		3.41%	3.41%
	(5) Calculated Growth Rate -Net (3-		1.59%	1.59%
	(6) Redemption Fee (if applicable)		0.00%	0.00%

	Management Fee (%)		1.32%	1.32%

	A	B	C	D	E	F	G	H	I	J	K	L
	GROSS	SALES	BEGINNING	NET	ENDING	AVERAGE		SALES	CUMULATIVE	REDEMPTION	TOTAL	PER EXPENSE
YEAR	INVESTMENTS	LOAD	VALUE	GROWTH	VALUE	VALUE	EXPENSES	LOAD	EXPENSES	FEE	EXPENSES	TABLE
Formulas ==>	(1)	(1)*(2)	(A)-(B)	(C)*(5)	(C)+(D)	[(C)+(E)]/2	(F)*(4)	(B)	(G)+(B)	(E)*(6)	(I)+(J)	(rounded)

1	1,000.00	18.58	981.42	15.65	997.06	989.24	33.69	18.58	52.27	0.00	52.27	52
2			997.06	15.89	1,012.96	1,005.01	34.23	0.00	86.50
3			1,012.96	16.15	1,029.11	1,021.03	34.77	0.00	121.28	0.00	121.28	121
4			1,029.11	16.41	1,045.51	1,037.31	35.33	0.00	156.61
5			1,045.51	16.67	1,062.18	1,053.85	35.89	0.00	192.50	0.00	192.50	192
6			1,062.18	16.93	1,079.11	1,070.65	36.46	0.00	228.96
7			1,079.11	17.20	1,096.31	1,087.71	37.05	0.00	266.01
8			1,096.31	17.48	1,113.79	1,105.05	37.64	0.00	303.65
9			1,113.79	17.76	1,131.55	1,122.67	38.24	0.00	341.88
10			1,131.55	18.04	1,149.58	1,140.57	38.85	0.00	380.73	0.00	380.73	381

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July 27, 2017

BASED ON SEC WORKSHOP FORMAT

Prospectus Fee Table - Gross Expense
					WITHOUT PREFERRED INTEREST
Fund Name: GRX

Filing: N-2 Shelf Registration Statement 2016 ($200 million)

Assumptions.			1	>2
	(1) Initial Investment		1.000.00	1,000.00
	(2) Maximum Current Offering Sales Load		1.8581%	0.00%
	(3) Assumed Growth Rate - Gross		5.00%	5.00%
	(4) Actual Fund Expense Ratio		1.56%	1.56%
	(5) Calculated Growth Rate - Net (3-4)		3.44%	3.44%
	(6) Redemption Fee (if applicable)		0.00%	0.00%

	Management Fee (%)		1.32%	1.32%

	A	B	C	D	E	F	G	H	I	J	K	L
	GROSS	SALES	BEGINNING	NET	ENDING	AVERAGE		SALES	CUMULATIVE	REDEMPTION	TOTAL	PER EXPENSE
YEAR	INVESTMENTS	LOAD	VALUE	GROWTH	VALUE	VALUE	EXPENSES	LOAD	EXPENSES	FEE	EXPENSES	TABLE
Formulas ==>	(1)	(1)*(2)	(A)-(B)	(C)*(5)	(C)+(D)	[(C)+(E)]/2	(F)*(4)	(B)	(G)+(B)	(E)*(6)	(I)+(J)	(rounded)

1	1,000.00	18.58	981.42	33.78	1,015.20	998.31	15.56	18.58	34.14	0.00	34.14	34
2			1,015.20	34.94	1,050.13	1,032.67	16.09	0.00	50.23
3			1,050.13	36.14	1,086.28	1,068.21	16.65	0.00	66.88	0.00	66.88	67
4			1,086.28	37.39	1,123.66	1,104.97	17.22	0.00	84.10
5			1,123.66	38.67	1,162.33	1,143.00	17.81	0.00	101.91	0.00	101.91	102
6			1,162.33	40.00	1,202.34	1,182.33	18.43	0.00	120.34
7			1,202.34	41.38	1,243.72	1,223.03	19.06	0.00	139.40
8			1,243.72	42.80	1,286.52	1,265.12	19.72	0.00	159.11
9			1,286.52	44.28	1,330.80	1,308.66	20.39	0.00	179.51
10			1,330.80	45.80	1,376.60	1,353.70	21.10	0.00	200.60	0.00	200.60	201

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July 27, 2017

Appendix C

REPURCHASE OF COMMON SHARES

The Fund’s shareholders do not, and will not, have the right to require the Fund to repurchase their shares. The Fund, however, may repurchase its common shares from time to time as and when it deems such a repurchase advisable. The Board has authorized ~~such~~common share repurchases to be made when the Fund’s common shares are trading at a discount from NAV of 10% or more (or such other percentage as the Board may determine from time to time) or more from NAV. Although the Board has authorized such repurchases, and the Fund will consider repurchases when its common shares are trading at such a discount from NAV, the Fund is not required to repurchase its common shares. The Board has not established a limit on the number of shares that could be purchased during such period. Pursuant to the 1940 Act, the Fund may repurchase its common shares on a securities exchange (provided that the Fund has informed its shareholders within the preceding six months of its intention to repurchase such shares) or as otherwise permitted in accordance with Rule 23c-1 under the 1940 Act. Under that Rule, certain conditions must be met regarding, among other things, distribution of net income for the preceding fiscal year, status of the seller, price paid, brokerage commissions, prior notice to shareholders of an intention to purchase shares and purchasing in a manner and on a basis that does not discriminate unfairly against the other shareholders through their interests in the Fund.

Shares repurchased by the Fund will be retired and will not be available for reissuance.

The Fund may issue preferred shares or incur debt to finance share repurchase transactions. The Prospectus Supplement for an offering of preferred shares or notes issued in whole or in part for the purpose of financing share repurchase transactions will provide, in addition to the terms of such offering, the maximum amount of preferred shares or debt, as applicable, that may be incurred for such purpose. Any gain in the value of the investments of the Fund during the term of the borrowing that exceeds the interest paid on the amount borrowed would cause the NAV of the Fund’s shares to increase more rapidly than in the absence of borrowing. Conversely, any decline in the value of the investments of the Fund would cause the NAV of the Fund’s shares to decrease more rapidly than in the absence of borrowing. Borrowing money thus creates an opportunity for greater capital gains but at the same time increases exposure to capital risk. See “Risk Factors and Special Considerations—Leverage Risk.”

The Fund considers the potential impact on NAV and the Fund’s expense ratio when repurchasing common shares. When the Fund repurchases its common shares for a price below NAV, the NAV of the common shares that remains outstanding will be enhanced, but this does not necessarily mean that the market price of the outstanding common shares will be affected, either positively or negatively. Further, interest on borrowings to finance share repurchase transactions will reduce the net income of the Fund. The repurchase of common shares will reduce the total assets of the Fund available for investment and may increase the Fund’s expense ratio~~.~~, as well as its portfolio turnover rate and transaction costs in the event that portfolio holdings are liquidated to finance share repurchases. Common share repurchases also may affect the Fund’s ability to achieve its investment objective and could impact the Fund’s ability to qualify as a regulated investment company under the Code.

The Fund does not currently have an established tender offer program or established schedule for considering tender offers. No assurance can be given that the Board will decide to ~~take~~make any such tender offers in the future, or, if undertaken, that they will reduce any market discount.